UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Natura &Co Holding S.A.
(Name of Issuer)

Common Shares (the “Shares”), no par value and American Depositary Shares (the “ADSs”) (as evidenced by American Depositary Receipts), each representing two Shares
(Title of Class of Securities)

63884N108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Passos Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 50,670 Shares
	7	SOLE DISPOSITIVE POWER 50,670 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,670 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON CO

___________________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Antonio Luiz da Cunha Seabra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 199,151,684 Shares
	7	SOLE DISPOSITIVE POWER 199,151,684 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,151,684 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%*
12	TYPE OF REPORTING PERSON IN

__________________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Lucia Helena Rios Seabra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 96 Shares
	7	SOLE DISPOSITIVE POWER 96 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IN

 __________________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Guilherme Peirão Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 190,041,762 Shares
	7	SOLE DISPOSITIVE POWER 99,342,778 Shares
	8	SHARED DISPOSITIVE POWER 90,698,984 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,041,762 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.8%*
12	TYPE OF REPORTING PERSON IN

__________________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Pedro Luiz Barreiros Passos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 26,231,646 Shares
	7	SOLE DISPOSITIVE POWER 26,231,646 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,231,646 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON IN

_____________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Felipe Pedroso Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 45,349,492 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,349,492 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON IN

_____________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Ricardo Pedroso Leal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 45,349,492 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,349,492 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*
12	TYPE OF REPORTING PERSON IN

_____________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Norma Regina Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 37,942,838 Shares
	7	SOLE DISPOSITIVE POWER 37,942,838 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,942,838 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%*
12	TYPE OF REPORTING PERSON IN

___________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Vinicius Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 6,324,444 Shares
	7	SOLE DISPOSITIVE POWER 6,324,444 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,324,444 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON IN

___________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Fabricius Pinotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 6,324,444 Shares
	7	SOLE DISPOSITIVE POWER 6,324,444 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,324,444 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%*
12	TYPE OF REPORTING PERSON IN

 __________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Maria Heli Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 24,305,810 Shares
	7	SOLE DISPOSITIVE POWER 24,305,810 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,305,810 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%*
12	TYPE OF REPORTING PERSON IN

 __________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Gustavo Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,367,930 Shares
	7	SOLE DISPOSITIVE POWER 4,367,930 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,930 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%*
12	TYPE OF REPORTING PERSON IN

__________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Fabio Dalla Colleta de Mattos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,367,930 Shares
	7	SOLE DISPOSITIVE POWER 4,367,930 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,930 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%*
12	TYPE OF REPORTING PERSON IN

_________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Fundo de Investimento de Ações Veredas—Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 22,516,378 Shares
	7	SOLE DISPOSITIVE POWER 22,516,378 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,516,378 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%*
12	TYPE OF REPORTING PERSON OO

 __________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Kairós Fundo de Investimento em Ações—Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 5,236,954 Shares
	7	SOLE DISPOSITIVE POWER 5,236,954 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,236,954 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON OO

__________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 1,303,309 Shares
	7	SOLE DISPOSITIVE POWER 1,303,309 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,303,309 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON OO

__________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

1	NAMES OF REPORTING PERSONS Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 4,997,397 Shares
	7	SOLE DISPOSITIVE POWER 4,997,397 Shares
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,997,397 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON OO

__________________________

*	Based on 1,375,018,140 Shares outstanding as of January 29, 2021.

Item 1(a). Name of Issuer:

Natura &Co Holding S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Alexandre Colares, No. 1188, Sala A17, Bloco A
Parque Anhanguera
São Paulo, São Paulo, 05106-000, Brazil

Item 2(a). Name of Persons Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Passos Participações S.A.

(ii)	Antonio Luiz da Cunha Seabra

(iii)	Lucia Helena Rios Seabra

(iv)	Guilherme Peirão Leal

(v)	Pedro Luiz Barreiros Passos

(vi)	Felipe Pedroso Leal

(vii)	Ricardo Pedroso Leal

(viii)	Norma Regina Pinotti

(ix)	Vinicius Pinotti

(x)	Fabricius Pinotti

(xi)	Maria Heli Dalla Colleta de Mattos

(xii)	Gustavo Dalla Colleta de Mattos

(xiii)	Fabio Dalla Colleta de Mattos

(xiv)	Fundo de Investimento de Ações Veredas—Investimento no Exterior

(xv)	Kairós Fundo de Investimento em Ações—Investimento no Exterior

(xvi)	Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior

(xvii)	RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior

The Reporting Persons are filing this Schedule 13G jointly pursuant to their Shareholders Agreement (as defined in Item 4(a)), filed as Exhibit 2 hereto. Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any common shares owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b). Address of Principal Business Office:

(i)	The principal business address of each of the Reporting Persons (except Pedro Luiz Barreiros Passos, Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Felipe Pedroso Leal, Ricardo Pedroso Leal,

Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Passos Participações S.A. Kairós Fundo de Investimento em Ações—Investimento no Exterior, Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior and Fundo de Investimento de Ações Veredas—Investimento no Exterior) is Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A Parque Anhanguera São Paulo, São Paulo 05106-000, Brazil.

(ii)	The principal business address of Pedro Luiz Barreiros Passos is Rua Amauri, No. 255, ninth floor, Jardim Europa, City of São Paulo, State of São Paulo, 01448-000, Brazil.

(iii)	The principal business address of Antonio Luiz da Cunha Seabra and Guilherme Peirão Leal is Rua Amauri, No. 255, 17th floor, Jardim Europa, City of São Paulo, State of São Paulo, 01448-000, Brazil.

(iv)	The principal business address of Felipe Pedroso Leal and Ricardo Pedroso Leal is Rua Rodésia, No. 106, Room No. 13, Sumarezinho, City of São Paulo, State of São Paulo, 05435-020, Brazil.

(v)	The principal business address of Norma Regina Pinotti, Vinicius Pinotti and Fabricius Pinotti is Av. Nova Independência, No. 87, conj. 61, Brooklin, City of São Paulo, State of São Paulo, 01318-002, Brazil.

(vi)	The principal business address of each of Kairós Fundo de Investimento em Ações—Investimento no Exterior and Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is Avenida Brigadeiro Faria Lima, No. 3400, 10th floor, Itaim Bibi, City of São Paulo, State of São Paulo, 04.538-132, Brazil.

(vii)	The principal business address of RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is Praça Alfredo Egydio de Souza Aranha, No. 100, Tower Itaúsa, Parque Jabaquara, City of São Paulo, State of São Paulo, 04344-902, Brazil.

(viii)	The principal business address of Passos Participações S.A. is Rua Amauri, 255, 9th floor, 01448-000, Jd. Europa, City of São Paulo, State of São Paulo, Brazil.

(ix)	The principal business address of Fundo de Investimento de Ações Veredas—Investimento no Exterior is Praia de Botafogo, 501, 5th floor, parte Torre Corcovado, 22250-040, City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

Item 2(c). Citizenship:

The citizenship of each of the Reporting Persons is as follows:

(i)	Passos Participações S.A. is a corporation (sociedade por ações) organized under the laws of Brazil.

(ii)	Each of Fundo de Investimento de Ações Veredas—Investimento no Exterior, Kairós Fundo de Investimento em Ações—Investimento no Exterior, Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior and RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior is a stock fund (fundo de investimento) organized under the laws of Brazil.

(iii)	All other Reporting Persons are natural persons holding Brazilian citizenship.

Item 2(d). Title of Class of Securities:

Common shares, no par value (the “Shares”)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Shares.

Item 2(e). CUSIP Number:

63884N108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4. Ownership.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)	Amount Beneficially Owned:

See the cover pages for each of the reporting persons.

Passos Participações S.A. is controlled by Pedro Luiz Barreiros Passos.

Mr. Guilherme Peirão Leal owns a total of 99,342,778 Shares (equivalent to 7.2% of Shares outstanding as of January 29, 2021) with respect to which he has sole dispositive power. In addition, Mr. Guilherme Peirão Leal can individually exercise voting rights with respect to the Shares held by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal (which together amount to an aggregate of 90,698,984 Shares) and also benefits from a lifelong right to receive dividends and other distributions on such Shares owned by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal. Shares owned by Mr. Felipe Pedroso Leal and Mr. Ricardo Pedroso Leal may not be disposed of by such persons without Mr. Guilherme Peirão Leal’s consent.

Passos Participações S.A., Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colleta de Mattos, Gustavo Dalla Colleta de Mattos, Fabio Dalla Colleta de Mattos and Fundo de Investimento de Ações Veredas—Investimento no Exterior are parties to a shareholders’ agreement dated September 4, 2019 relating to their stakes in the Issuer indicated in such agreement (the “Shareholders’ Agreement”).  In addition, the following investment vehicles acceded to the Shareholders’ Agreement after its execution: (i) Kairós Fundo de Investimento em Ações—Investimento no Exterior, which is indirectly beneficially owned by Mr. Antonio Luiz da Cunha Seabra; (ii) Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, in which Mr. Guilherme Peirão Leal has a direct beneficial ownership interest in excess of 50%; and (iii) RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior, in which Mrs. Maria Heli Dalla Colletta de Mattos has a direct beneficial ownership interest over 50%.

As a result, Passos Participações S.A., Antonio Luiz da Cunha Seabra, Lucia Helena Rios Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Felipe Pedroso Leal, Ricardo Pedroso Leal, Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colleta de Mattos, Gustavo Dalla Colleta de Mattos, Fabio Dalla Colleta de Mattos, Fundo de Investimento de Ações Veredas—Investimento no Exterior, Kairós Fundo de Investimento em Ações—Investimento no Exterior, RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior and Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior are deemed to have shared voting power with respect to 38.8% of the Shares. The Shareholders’ Agreement, as amended, is incorporated herein by reference as Exhibit 2.

(b)	Percent of Class:

See the cover pages for each of the reporting persons.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:

See the cover pages for each of the reporting persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended
Exhibit 2	Shareholders’ Agreement dated September 4, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Passos Participações S.A.

By:	/s/ Pedro Luiz Barreiros Passos
Name: Pedro Luiz Barreiros Passos
Title: Managing Director

Antonio Luiz da Cunha Seabra

By:	/s/ Antonio Luiz da Cunha Seabra
Name: Antonio Luiz da Cunha Seabra

Lucia Helena Rios Seabra

By:	/s/ Lucia Helena Rios Seabra
Name: Lucia Helena Rios Seabra

Guilherme Peirão Leal

By:	/s/ Guilherme Peirão Leal
Name: Guilherme Peirão Leal

Pedro Luiz Barreiros Passos

By:	/s/ Pedro Luiz Barreiros Passos
Name: Pedro Luiz Barreiros Passos

Felipe Pedroso Leal

Bay:	/s/ Felipe Pedroso Leal
Name: Felipe Pedroso Leal

Ricardo Pedroso Leal

By:	/s/ Ricardo Pedroso Leal
Name: Ricardo Pedroso Leal

Norma Regina Pinotti

By:	/s/ Norma Regina Pinotti
Name: Norma Regina Pinotti

Vinicius Pinotti

By:	/s/ Vinicius Pinotti
Name: Vinicius Pinotti

Fabricius Pinotti

By:	/s/ Fabricius Pinotti
Name: Fabricius Pinotti

Maria Heli Dalla Colleta de Mattos

By:	/s/ Maria Heli Dalla Colleta de Mattos
Name: Maria Heli Dalla Colleta de Matto

Gustavo Dalla Colleta de Mattos

By:	/s/ Gustavo Dalla Colleta de Mattos
Name: Gustavo Dalla Colleta de Mattos

Fabio Dalla Colleta de Mattos

By:	/s/ Fabio Dalla Colleta de Mattos
Name: Fabio Dalla Colleta de Mattos

Fundo de Investimento de Ações Veredas—Investimento no Exterior

By:	/s/ Guilherme Ruggiero Passos
Name: Guilherme Ruggiero Passos
Title: Director to SPN Gestão — Fund’s IM

Kairós Fundo de Investimento em Ações—Investimento no Exterior

By: Pragma Gestão de Patrimônio Ltda.

By:	/s/ Aloísio Pereira Camargo
Name: Aloísio Pereira Camargo
Title: Officer

By:	/s/ Alexandre Quintas da Rocha Braga
Name: Alexandre Quintas da Rocha Braga
Title: Officer

RM Futura Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior

By: Pragma Gestão de Patrimônio Ltda.

By:	/s/ Aloísio Pereira Camargo
Name: Aloísio Pereira Camargo
Title: Officer

By:	/s/ Alexandre Quintas da Rocha Braga
Name: Alexandre Quintas da Rocha Braga
Title: Officer

Sirius III Multimercado Fundo de Investimento Crédito Privado Investimento no Exterior

By: Pragma Gestão de Patrimônio Ltda.

By:	/s/ Aloísio Pereira Camargo
Name: Aloísio Pereira Camargo
Title: Officer

By:	/s/ Alexandre Quintas da Rocha Braga
Name: Alexandre Quintas da Rocha Braga
Title: Officer